BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

July 2, 2013

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Gabriel Eckstein, Staff Attorney

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. Form 20-F for Fiscal Year Ended December 31, 2012 (“2012 20-F”) Filed March 27, 2013 File No. 000-51469

Dear Ms. Collins, Ms. Kindelan, Mr. Eckstein and Mr. Crispino:

This letter sets forth the Company’s response to the comments contained in the letter dated June 18, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2012 20-F. “The Company” is used in this letter to refer to Baidu, Inc., its subsidiaries, and its consolidated affiliated entities in China. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2012

General

1.	It is being reported that recent PRC court and arbitral rulings concerning VIEs constitute negative developments regarding the use of VIE arrangements in China. We are referring to the CIETAC arbitral decisions invalidating VIE arrangements in online gaming and the ruling of the Supreme People’s Court on the Chinachem Financial Services matter. Please tell us the following:

•	How these rulings may impact your business or operations;

•	Whether there are any other rulings relevant to the use of VIEs in China and how those may impact your business or operations;

•	How these developments will affect your disclosures; and

•

The nature of any formal or informal communications with governmental entities regarding your use of VIE arrangements to avoid violating restrictions on foreign investment. If you have not had any such communications, explain why.

The Company sets forth its responses to the Staff’s comments in each bullet below:

•	How these rulings may impact your business or operations

Summary of judicial judgments and arbitral awards involving the VIE structure

Minsheng Bank Case. It is reported that the Supreme People’s Court of the PRC (the “Supreme Court”) in late 2012 made a ruling on a dispute between Chinachem Financial Services, a Hong Kong investor (the “HK Company”) and its mainland proxy (the “Mainland Proxy”), who held shares of Minsheng Bank, a financial institution established in China, on behalf of the HK Company. In 1995, the HK Company signed several agreements with the Mainland Proxy, including entrustment agreements and loan agreements. According to the loan agreements (the “Minsheng Loan Agreements”), the HK Company provided loans to the Mainland Proxy for subscribing to the shares in Minsheng Bank and the interests of the loans shall equal the dividends obtained from Minsheng Bank. Through the entrustment agreements (the “Minsheng Entrustment Agreements”), the HK Company authorized the Mainland Proxy to act on its behalf as its proxy with respect to the shares in Minsheng Bank, including holding the shares in Minsheng Bank on behalf of the HK Company, managing and exercising all the rights and interests associated with these shares, and filling in a director position on the board of Minsheng Bank, while the Mainland Proxy undertook to exercise the voting rights associated with these shares following the instructions of the HK Company. The HK Company soon had a dispute with the Mainland Proxy over the ownership of the Minsheng Bank shares and the related dividends. The dispute ended up in PRC courts for 12 years until a recent ruling by the Supreme Court. The Supreme Court ruled, among others, that the agreements between the HK Company and the Mainland Proxy were invalid on the ground that these agreements established an entrustment relationship, which circumvented the PRC laws and regulations on foreign investment in the financial industry and constituted “concealing illegal intentions with a lawful form.”

CIETAC Cases. According to an article published in China Business Law Journal, a China International Economic and Trade Arbitration Commission (“CIETAC”) Shanghai tribunal ruled in 2010 and 2011 in two related cases involving the contractual arrangement of an online game operating company that the contractual arrangement was void on the grounds that such arrangement violated the mandatory administrative regulations prohibiting foreign investors from investing in the online game operation business and constituted “concealing illegal intentions with a lawful form.”

Key distinctions between typical VIE arrangement and the above cases

Minsheng Bank Case. Although some press linked the Minsheng Bank Case to the VIE structure, it should be noted that there are significant distinctions between the agreements in the Minsheng Bank Case and those in a typical VIE structure.

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Firstly, it is reported that the Minsheng Entrustment Agreements expressly provided that the HK Company authorized the Mainland Proxy to invest in Minsheng Bank and hold the subscribed shares on behalf of the HK Company, which can be understood to be one of the main reasons for the Supreme Court to deem the relationship between the HK Company and the Mainland Proxy as an entrustment relationship. However, in a typical VIE arrangement, there is no such provision in any VIE agreement. Although there is typically a power of attorney or voting right proxy agreement in a VIE structure, these documents typically provide that the registered shareholders of the domestic companies, i.e., the VIEs, authorize a wholly foreign-owned enterprise (the “WFOE”) or its affiliate to act on behalf of the registered shareholders as their proxy to exercise all rights associated with the equity interests held by the registered shareholders, such as the voting rights. Neither the power of attorney/voting right proxy agreement nor any of the other typical VIE agreements provide that registered shareholders are holding equity interests in the VIEs on behalf of the WFOE or its affiliate. Instead, these VIE agreements provide that registered shareholders, as owners of the equity interests of the VIEs, agree to grant rights associated with their equity interests to the WFOE or its affiliate, and such grant of shareholder rights to others is not prohibited under PRC law.

•

Secondly, publicly available information shows that the HK Company in the Minsheng Bank Case expected to receive economic benefits in the form of loan interests from the entrusted investment arrangement. Although there are loan agreements in some VIE arrangements in connection with the loans from the WFOE to the shareholders of a VIE, the loans are not used to transfer economic interests from the VIE to the WFOE. In a typical VIE arrangement, the WFOE provides various services, such as technical services, consultation, intellectual property licensing, training services and procurement, to the VIEs and the VIEs pay service fees or royalties to the WFOE under the business cooperation agreements, technology service agreements and/or licensing agreements. These transactions are designed to give the WFOE the right to receive the economic benefits from the VIEs through provision of services, which are not prohibited under PRC law. It is also worth noting that in the Minsheng Bank Case, the signing party to the agreements was the HK Company, an offshore entity, whereas in a typical VIE arrangement, a WFOE is set up in China to sign the various service agreements with the VIEs. A WFOE is a PRC entity duly authorized by the PRC governmental authorities to carry out business activities in China in accordance with its approved business scope, whereas as an offshore entity, the HK Company’s ability to conduct business in China is limited and subject to more approval requirements. For example, under a typical VIE arrangement, the WFOE is entitled to the fees for the services it provides to the VIEs and the services provided are within its business scope approved by relevant PRC governmental authorities. It remains unknown based on the publicly available information whether the arrangement in the Minsheng Bank Case, through which the HK Company expected to receive return for its entrusted investment in the form of loan interests, had satisfied the required foreign exchange approval or registration procedures, including the procedures for foreign currency loans.

CIETAC Cases. According to publicly available information, the agreements entered into by the parties in the CIETAC Cases are typical VIE agreements and the PRC domestic company involved in the CIETAC Cases was mainly engaged in online game operation. Although the PRC foreign investment regime restricts or prohibits foreign investment in certain industries, online game operation is one of few industries where there are rules specifically prohibiting foreign investors from controlling and participating in the business indirectly through contractual or technical support arrangements.

Relevant PRC legal principles

Judicial judgments and arbitration awards are not binding precedents. Mainland China adopts a statute-based legal system, under which case law, namely, judicial judgments, are not binding when the courts decide subsequent cases with similar issues or facts, except as outlined below. In mainland China, cases are adjudicated in accordance with written statutes and judicial interpretations of written statutes officially promulgated by the Supreme Court. In addition, the Supreme Court also publishes some guiding cases from time to time for all courts’ reference and such guiding cases should be referred to by all courts in China when deciding similar cases, while no other cases have such effects.

The Supreme Court has not published the Minsheng Bank Case as a guiding case. Therefore, the Supreme Court’s decision in the Minsheng Bank Case is not a binding precedent and does not have any reference effect on subsequent similar cases unless and until the Minsheng Bank Case is published by the Supreme Court as a guiding case, if ever.

As for the CIETAC Cases, arbitral awards are confidential and have no binding or reference effect at all.

Based on the foregoing, the Company believes that the Minsheng Bank Case and the CIETAC Cases would not have any immediate material adverse impact on the VIE structures typically adopted, including the Company’s VIE arrangements.

•	Whether there are any other rulings relevant to the use of VIEs in China and how those may impact your business or operations

The Company is aware of a ruling of the Anti-monopoly Bureau of PRC Ministry of Commerce (the “Anti-monopoly Bureau”) that touched upon the use of VIEs in China. In August 2012, the Anti-monopoly Bureau publicly announced its approval of Wal-Mart Stores, Inc.’s (“Wal-Mart”) proposed acquisition of Newheight Holdings Ltd., a company that owns Yihaodian (collectively “Yihaodian”), an e-commerce business in China, on the condition that, after the closing of the transaction, Wal-Mart must not engage in the value-added telecommunications business then operated by Yihaodian through its VIE structure. The reason given by the Anti-monopoly Bureau in its published decision for such condition was that “if the post-merger entity enters the value-added telecommunications market through Yihaodian’s online store, it will be able to rapidly expand its business by relying on its comprehensive competitive advantages in both the existing offline retail market and the online retail business, gain a dominant position in the value-added telecommunications market, and substantially enhance its bargaining power against users of online platforms, and therefore may have the effects of eliminating or limiting competition in China’s value-added telecommunications market.” The decision of the Anti-monopoly Bureau was based on competition concern and did not draw any conclusion on the legality or validity of the VIE structures involved in this case. Other than the referenced Minsheng Bank Case, CIETAC Cases and Wal-Mart Case, the Company is not aware of any other rulings made by PRC courts, arbitral tribunals or governmental authorities that are relevant to the use of VIE structures in China.

Additionally, the Company believes the facts set forth below may indicate some PRC authorities’ current attitudes towards VIE arrangements.

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It has been reported that China plans to launch an international board in Shanghai Stock Exchange (“SIB”) to attract large foreign companies, including leading overseas-incorporated China-based companies that are listed on the Hong Kong, United States and other offshore stock exchanges, to list their shares in Shanghai. Although the SIB has not been officially established yet and there is no clear timetable for its establishment, the China Securities Regulatory Commission (the “CSRC”) and the Shanghai Stock Exchange have conducted some research and solicited candidates for listing on the SIB. Many offshore listed companies with VIE structure have been informally invited to submit their applications for listing on the future SIB. Presumably, the CSRC may not have seen the VIE structure as a substantial obstacle for listing on the SIB, which is under the regulation and supervision of PRC law.

•

Under PRC law, one of the conditions for an IPO in mainland China is that the issuer must not have committed any significant illegal acts within three years prior to its application for the IPO. In June 2012, Beijing Eastdawn Information Technology Co., Ltd.(“Eastdawn”), a company engaged in a certain industry that is restricted to foreign investment, passed the review of Public Offering Review Committee of Growth Enterprise Board, an organization established by the CSRC to review and verify applications for public offerings, on a review meeting for IPO in mainland China. Eastdawn initially intended to go public outside of China and had set up an offshore holding structure and adopted the VIE arrangement for the purposes of listing outside of China. When Eastdawn subsequently decided to go public in mainland China, it re-organized its offshore holding structure to an onshore structure without the VIE arrangement in November 2010. Eastdawn then applied for IPO in mainland China and passed the review of Public Offering Review Committee of Growth Enterprise Board within three years following termination of the VIE agreements. This fact may suggest that a VIE structure that exists in industries restricted to foreign investment prior to an IPO does not constitute a significant illegal act, at least in the CSRC’s IPO approval process.

•	How these developments will affect your disclosures

As discussed above, the Company believes that the Minsheng Bank Case and the CIETAC Cases do not have any immediate material adverse impact on the validity of the typical VIE arrangement widely used in mainland China. It remains uncertain, nonetheless, whether the PRC government will take any actions with respect to the VIE structure in the future and what actions it will take. Such uncertainty and related risks have been disclosed in the risk factors with the following headings in the    2012 20-F:

•

“PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.” (page 19 of the 2012 20-F);

•	“We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.” (page 24 of the 2012 20-F).

In light of the above, the Company does not believe it would be necessary to discuss the Minsheng Bank Case or the CIETAC Cases in its Form 20-F in addition to the existing disclosure of the risks associated with the VIE arrangement.

•

The nature of any formal or informal communications with governmental entities regarding your use of VIE arrangements to avoid violating restrictions on foreign investment. If you have not had any such communications, explain why.

The Company has made informal consultation through its PRC counsel on a no-name basis with the Ministry of Commerce, which is the primary regulator of foreign investment in China, and the Ministry of Industry and Information Technology, which is the primary regulator of the internet industry in China, with respect to whether these governmental authorities are contemplating any regulatory or legislative actions on the VIE structure. The Company has not become aware of any regulatory or legislative actions contemplated by the PRC governmental authorities on the existing VIE structure of publicly listed companies, nor has the Company noted any proposal to make new laws or regulations regulating the VIE structure in any publicly available annual legislation plan of the PRC.

Item 3.D. Risk Factors, page 5

2.	We note your disclosure on page 20 that your contractual arrangements may not be as effective in providing control as direct ownership. Please describe to us and disclose, if material, any additional risk to investors resulting from the transfer of domain names and trademarks, as disclosed on page 24, should the contractual arrangements prove to be ineffective in providing control.

The Company respectfully advises the Staff that after the referenced transfer of domain names and trademarks to the VIEs in light of the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, the WFOEs do not own these domain names and trademarks and rely on the contractual arrangements with the VIEs and their shareholders to operate the assets of the VIEs, including, among others, the domain names and trademarks transferred. This presents the same risk as what has been disclosed in the risk factor entitled “Our contractual arrangements with our consolidated affiliated entities in China and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership” on page 20 of the 2012 20-F—should the contractual arrangements prove to be ineffective in providing control, the Company may lose control over the assets and businesses of the VIEs, including these domain names and trademarks, which could materially and adversely affect the Company’s business, results of operations and financial condition.

In response to the Staff’s comment, the Company proposes to revise the risk factor mentioned above as the following in its future Form 20-F filings (added text is underlined) to more explicitly describe the risk associated with the transfer of domain names and trademarks:

Since PRC law restricts or imposes conditions on foreign equity ownership in internet, online advertising, online audio and video services and employment agency companies in China, we operate our websites and conduct our online advertising, online audio and video services and employment agency businesses through our consolidated affiliated entities in China. We have no equity interest in any of these entities and must rely on contractual arrangements to control and operate the businesses and assets held by our consolidated affiliated entities, including the domain names and trademarks that have been transferred from our subsidiaries to our consolidated affiliated entities in accordance with requirement of PRC law. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, our consolidated affiliated entities and the individual nominee shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business, such as using the domain names and trademarks our subsidiaries have transferred to them or maintaining our websites, in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or the individual nominee shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, we may lose control over the assets owned by our consolidated affiliated entities, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect our results of operations and damage our reputation.

Item 4. Information on the Company

C. Organizational Structure, page 64

3.	Please provide us with an organizational chart that includes the identities of the VIE shareholders and their ownership percentages in the VIEs and Listco and describe any relationships between the parties. Further, please consider including this information in future filings.

In response to the Staff’s comment, the Company has attached hereto as Exhibit I an organizational chart that includes the Company’s principal subsidiaries and consolidated affiliated entities as of the date of the 2012 20-F and the other disclosures requested by the Staff, and the Company proposes to include an updated organizational chart and related disclosures in its future Form 20-F filings. The Company respectfully advises the Staff that the Company follows Form 20-F in determining its principal subsidiaries and consolidated affiliated entities.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 77

4.	We note that you provided the number of daily active users for the Baidu mobile search in your earnings calls on February 4, 2013 and April 26, 2013 and in the Form 6-K filed on April 26, 2013. We further note your disclosures on page 7 regarding the increased risk to your business resulting from increased use of mobile devices. Please tell us your consideration for disclosing the number of daily active users for Baidu mobile search in future Form 20-F filings to provide investors with more specific information on the impact your mobile search offering is having on your business. In addition, explain any additional metrics that you use to manage and analyze your mobile market. Alternatively, tell us why this disclosure would not be required. We refer you to Section III.B of SEC Release 33-8350.

In response to the Staff’s comments, the Company proposes to include the following disclosures with respect to the number of daily active users for Baidu mobile search in the paragraph entitled “Baidu Mobile Search” under “Item 4. B. Information on the Company—Business Overview—Products and Services for Users—Mobile Related Products and Services” in its future Form 20-F filings, in order to provide investors with information on the Company’s development of mobile search offerings and its impact on the Company’s business.

The number of average daily active users of Baidu mobile search for [period] was approximately [number] million, an increase (or decrease) of [percentage]% over the corresponding period in the prior year.

The Company also respectfully advises the Staff that the number of average daily active users is the primary metric that the Company uses to analyze and manage its mobile search offerings and the mobile market, and the Company believes it is an appropriate metric to provide investors with information on the Company’s mobile search offerings. The mobile market is still at an early stage of development. As the mobile market develops further, the Company may adopt additional appropriate metrics to assess and manage its mobile offerings, and will consider providing relevant disclosures on such additional metrics in its future Form 20-F fillings when appropriate.

B. Liquidity and Capital Resources, page 87

5.	We note your discussion here regarding the November 2012 issuance of US$1.5 billion senior unsecured notes due 2017 and 2022. Please explain further for us the general corporate purposes for which you intend to use such funds and any regulatory risks or restrictions on the use of those funds in the PRC. To the extent that you intend to use any of these monies to fund the operations of your PRC entities, please consider revising your liquidity disclosures to include a discussion regarding the limitations in transferring money from an offshore holding company into PRC entities.

The Company respectfully advises the Staff that the “general corporate purposes” for which the Company intends to use the proceeds from the November 2012 issuance of senior unsecured notes include primarily (i) funding the merger and acquisition activities that the Company may conduct outside of mainland China, and (ii) funding the operations of its PRC subsidiaries through capital increase of the existing subsidiaries, establishment of new PRC subsidiaries and provision of loans to PRC subsidiaries.

The Company respectfully advises the Staff that the Company has disclosed the regulatory restrictions on the use of funds in the PRC in the risk factor entitled “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business” on page 29 of the 2012 20-F. Briefly, the regulatory restrictions or procedures include:

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Capital increase of the existing PRC subsidiaries and establishment of new PRC subsidiaries must be approved by the PRC Ministry of Commerce or its local counterpart and registered with the State Administration of Foreign Exchange (“SAFE”) or its local counterpart.

•

Loans provided by Baidu, Inc. or any of its subsidiaries outside of China to any of its PRC subsidiaries to finance their activities must not exceed the statutory limit, which is the difference between the amount of total investment as approved by the PRC Ministry of Commerce or its local counterpart and the amount of registered capital of the PRC subsidiary, and must be registered with the local counterpart of SAFE.

In response to the Staff’s comment, the Company proposes to add the following disclosure in the referenced paragraph relating to the November 2012 issuance of senior unsecured notes in its future Form 20-F filings:

We may use the net proceeds from our issuance and sale of the notes to fund the operations of our PRC subsidiaries by making additional capital contribution to our existing PRC subsidiaries, injecting capital to establish new PRC subsidiaries and/or providing loans to our PRC subsidiaries. Such transfer of funds from Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) capital increase of the existing PRC subsidiaries and establishment of new PRC subsidiaries must be approved by the PRC Ministry of Commerce or its local counterpart and registered with SAFE or its local counterpart; and (ii) loans to any of our PRC subsidiaries must not exceed the statutory limit, which is the difference between the amount of total investment as approved by the PRC Ministry of Commerce or its local counterpart and the amount of registered capital of the PRC subsidiary, and must be registered with the local counterpart of SAFE. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.”

Notes to the Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements, page F-9

6.	We note from your disclosures on page 20 that current PRC laws do not classify your P4P services as a form of online advertising or as part of internet content services that require an ICP license or ICP services and therefore, you conduct your P4P business through your PRC subsidiary, Baidu Online. Please clarify for us how current regulations distinguish between those marketing services that require ICP licenses and those that do not and provide us with a breakdown of the online marketing service revenues earned through your PRC subsidiary versus those earned through your VIE arrangements for each period presented. In addition, please explain further how Baidu Netcom impacts the P4P operations of Baidu Online, either directly or indirectly. In this regard, please address the fact that the VIE owns the baidu.com domain name and holds the licenses and approvals necessary to operate your website, and tell us how the loss of your website could impact your ability to generate P4P service revenues. Also, considering the P4P services are sold through your PRC subsidiary, tell us why Baidu Online licenses the Baidu Network Payment for Performance System software to Baidu Netcom.

The Company sets forth its responses to each of the Staff’s comments in the bullets below:

•	Please clarify for us how current regulations distinguish between those marketing services that require ICP licenses and those that do not

The Company respectfully advises the Staff that pursuant to the Administrative Measures on Internet Information Services promulgated by the PRC State Council in September 2000, companies engaged in the provision of commercial internet content services must apply to the telecommunications administration authorities for an ICP license. “Commercial internet content services” refer to provision of information, webpage production and other services through internet for a fee. If a company provides marketing services, but does not operate a website, then it is not required to obtain an ICP license.

As Baidu Online does not operate a website when it conducts P4P business, it is not required to have an ICP license. Baidu Netcom, as the owner of baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to display advertising content and provides marketing and others services through the website.

•	provide us with a breakdown of the online marketing service revenues earned through your PRC subsidiary versus those earned through your VIE arrangements for each period presented

In response to the Staff’s comments, the Company sets forth below the breakdown of online marketing service revenues earned through the PRC subsidiaries versus those earned through the VIEs for each period presented in the 2012 20-F:

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Online marketing revenue generated from third parties:
- through VIEs	1,618,841	3,913,882	5,944,256	954,119
- through PRC subsidiaries	6,276,705	10,523,655	16,197,698	2,599,910

•

please explain further how Baidu Netcom impacts the P4P operations of Baidu Online, either directly or indirectly. In this regard, please address the fact that the VIE owns the baidu.com domain name and holds the licenses and approvals necessary to operate your website, and tell us how the loss of your website could impact your ability to generate P4P service revenues.

Baidu Online and Baidu Netcom have entered into a business cooperation agreement, pursuant to which Baidu Netcom is required to publish Baidu Online’s P4P services results on baidu.com. The business cooperation agreement remains in effect for an unlimited term, until the term of business operations of one party expires and is denied extension by the relevant government authorities.

In the event that Baidu Online cannot have the P4P services results displayed on the website operated by Baidu Netcom due to the termination of the above mentioned business cooperation agreement or Baidu Netcom’s loss of the website for whatever reason, Baidu Online can set up or find access to alternative domain names and websites to display the P4P services results without substantial obstacles. The P4P technologies that Baidu Online owns are quintessential to its P4P services, rather than the website that displays the P4P services results.

•	tell us why Baidu Online licenses the Baidu Network Payment for Performance System software to Baidu Netcom

As stated above, according to the business cooperation agreement between Baidu Online and Baidu Netcom, Baidu Netcom is required to display Baidu Online’s P4P services results on its website. In order to do that, Baidu Netcom needs the publishing system owned by Baidu Online. The publish system is one function of the Baidu Network Payment for Performance System software. For this reason, Baidu Online licensed the software to Baidu Netcom.

7.	We note that you presented current and non-current assets and liabilities on page F-14. Please expand your presentation to present the carrying amounts and classification of the VIEs’ assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOE for accrued service fees. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

The Company respectfully advises the Staff that the assets and liabilities of the VIEs are primarily related to operating assets and liabilities and are insignificant to the Company as a whole. Therefore, the Company believes that its current disclosure on page F-14 is sufficient in accordance with ASC 810-10-50-2AA and ASC 810-10-50-3.bb.

However, in light of the Staff’s comments, the Company proposes to expand the presentation of the VIEs’ assets and liabilities on a more disaggregated basis, by presenting items including cash and cash equivalents, accounts receivable, other current assets, fixed assets, inter-company payable for service fees, accounts payable and accrued liabilities, customer advances and deposits, and deferred income, in Note 1 of its financial statements in its future Form 20-F filings. The Company supplementally advises the Staff that the VIEs’ inter-company payable to the WFOEs for service fees amounted to RMB478.9 million and RMB1,229.9 million (US$197.4 million) as of December 31, 2011 and 2012, respectively.

Exhibits 15.1 and 15.2

8.	Please revise the above-referenced exhibits to consent to the incorporation by reference of counsel’s opinion in the Forms S-8, file numbers 333-129374 and 333-158678, and the Form F-3, file number 333-184757.

In response to the Staff’s comment, the Company has attached hereto as Exhibit II and Exhibit III revised form of consents of the Company’s Cayman Islands and PRC legal counsels, respectively, and will file such consents as exhibits to its future Form 20-F filings.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 20-F, please contact the undersigned at +86 10 5992-8999 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4850.

Very truly yours,

/s/ Jennifer Xinzhe Li
Jennifer Xinzhe Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
KC Yau, Partner, Ernst & Young Hua Ming LLP

Exhibit I

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

*	The diagram above omits the names of subsidiaries and consolidated affiliated entities that are insignificant individually and in the aggregate.
(1)	Beijing Baidu Netcom Science Technology Co., Ltd. is 99.5% owned by Mr. Robin Yanhong Li, our chairman and chief executive officer, and 0.5% owned by Mr. Zhan Wang, an employee of ours. Please see “Item 6.E. Directors, Senior Management and Employees—Share Ownership” for Mr. Robin Yanhong Li’s beneficial ownership in our company. Mr. Zhan Wang’s beneficial ownership of our company is less than 1% of our total outstanding shares.
(2)	Beijing Perusal Technology Co., Ltd. is 80% owned by Mr. Jiping Liu and 20% owned by Ms. Yazhu Zhang. Mr. Jiping Liu and Ms. Yazhu Zhang are third-party individuals designated by us, and their respective beneficial ownership in our company is less than 1% of our total outstanding shares.
(3)	Beijing BaiduPay Science and Technology Co., Ltd. is 91% owned by Beijing Baidu Netcom Science Technology Co., Ltd. and 9% owned by Mr. Zhixiang Liang, an employee of ours. Mr. Zhixiang Liang’s beneficial ownership in our company is less than 1% of our total outstanding shares.
(4)	Baidu HR Consulting (Shanghai) Co., Ltd. is wholly owned by Beijing Baidu Netcom Science Technology Co., Ltd.

Exhibit II

[Maples and Calder Letterhead]

Baidu, Inc.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

[            ] 2013

Dear Sirs

Baidu, Inc.

We consent to the reference to our firm under the heading “Item 10.E. Additional Information—Taxation—Cayman Islands Taxation” and “Item 16G. Corporate Governance” in Baidu Inc.’s Annual Report on Form 20-F for the year ended 31 December 2012 (the “Annual Report”), which was filed with the Securities and Exchange Commission (the “SEC”) in the month of March 2013, and further consent to the incorporation by reference into the Registration Statement (Form S-8 No. 333-129374) pertaining to Baidu, Inc.’s 2000 Option Plan, Registration Statement (Form S-8 No. 333-158678) pertaining to Baidu, Inc.’s 2008 Share Incentive Plan, and Registration Statement (Form F-3 No. 333-184757) of Baidu, Inc. of the summary of our opinion under the heading “Item 10.E. Additional Information—Taxation—Cayman Islands Taxation” and “Item 16G. Corporate Governance” in the Annual Report. We also consent to the filing with the SEC of this consent letter as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours faithfully,

Maples and Calder

Exhibit III

[Han Kun Law Offices Letterhead]

Baidu, Inc.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

[            ] 2013

Dear Sir/Madam:

We hereby consent to the reference of our name under the heading “Item 4.B. Information on the Company—Business Overview—Regulation” in Baidu, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2012 (the “Annual Report”), which was filed with the Securities and Exchange Commission (the “SEC”) in the month of March 2013, and further consent to the incorporation by reference into the Registration Statement (Form S-8 No. 333-129374) pertaining to Baidu, Inc.’s 2000 Option Plan, Registration Statement (Form S-8 No. 333-158678) pertaining to Baidu, Inc.’s 2008 Share Incentive Plan, and Registration Statement (Form F-3 No. 333-184757) of Baidu, Inc. of the summary of our opinion under the heading “Item 4.B. Information on the Company—Business Overview—Regulation” in the Annual Report. We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Very truly yours,

Han Kun Law Offices